

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

James C. Kerr
Chief Financial Officer
The Gorman-Rupp Company
600 South Airport Road
Mansfield, Ohio 44903

> **Re: The Gorman-Rupp Company**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 8, 2023**
> **File No. 001-06747**

Dear James C. Kerr:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation